Mail Stop 4561
Via fax (650) 581-2545

October 30, 2007

Mr. Bobby Yazdani
CEO and Chairman of the Board
SABA Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA 94065

> Re: **SABA Software, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2007**
> **Filed August 13, 2007**
> **File No. 000-30221**

Dear Mr. Yazdani:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1. Considering the percentage of the Company's accounts receivable to total assets at May 31, 2007 is approximately 21% and considering this ratio increased to approximately 25% at August 31, 2007, tell us what consideration you gave to including a discussion of the Company's days sales outstanding in your filing. Please provide us an analysis of your days sales outstanding for each period

presented.   Also, please address any extended payment terms that will result in a longer collection period for accounts receivable and slower cash inflows from operations as well as any changes in credit collection policies.

Consolidated Statement of Operations, page F-5

2.   We note from your disclosure on page 57 that you recognize revenue from certain term license arrangements on a straight-line basis over the term of the arrangement. This implies that your term licenses arrangements contain an undelivered PCS element that cannot be separated for recognition purposes. Please clarify whether you classify the PCS revenue earned in these arrangements as license or service revenue and your justification for your presentation. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

3.   Similarly, we note that the Company enters into certain arrangements that involve significant customization and implementation or consulting services that are essential to the functionality of the software for which license and services revenues are recognized using the percentage of completion method of accounting. Please tell us where you classify the revenues from these arrangements and your justification for your presentation. As previously noted, absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

4.   We note your disclosure with respect to your policy for establishing VSOE of fair value for each element where you state, the Company limits your assessment of "VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately." Please clarify how you have determined your separate sales of PCS and how your policy complies with paragraphs 10 and 57 of SOP 97-2. In this respect, please tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, tell us how you determined it is appropriate to use a range of prices to establish VSOE. In addition, please describe the process you use to evaluate the various factors that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order).

5.   Your disclosure on page 57 states that you recognize revenue from licenses with a term of less than three years on a straight-line basis over the term of the arrangement. You also state that you recognize revenue from licenses with a term of three years or more on delivery if the other conditions of SOP 97-2 are satisfied. Please clarify your accounting policy for these term license arrangements and provide support for your conclusion. In this regard, tell us if these arrangements include bundled PCS for either all or a portion of the license term. Further, clarify how you considered the guidance in TPA 5100.53 and 5100.54 when determining that it is appropriate to recognize revenue up-front for arrangements with terms of three years or more.

Item 9A: Controls and Procedures, page 76

6.   We note your disclosure that the Company's CEO and CFO have "concluded that [your] disclosure controls and procedures were effective as of May 31, 2007 to ensure that information required to be disclosed by [the Company] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief